1933 Act File
No. 333-113018
1940 Act File
No. 811-21326
As filed with the Securities and Exchange Commission on November 17, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 12	☒

COHEN & STEERS
REIT AND PREFERRED AND INCOME FUND, INC.
Registrant Exact Name as Specified in Charter

280 Park Avenue
New York, New York 10017
(Address of Principal Executive Offices)
(212)
832-3232
(Registrant’s Telephone Number, including Area Code)
Dana A. DeVivo, Esq.
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017
(212)
832-3232
(Name and Address of Agent for Service)

Copy to:
Michael G. Doherty
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036

Approximate Date of Commencement of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐
Check box if any securities being registered in this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

Is it proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
333-113018.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-113018 and 811-21326) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements

Part A—None

Part B—Report of Independent Registered Public Accounting Firm – included in SAI.

Statement of Assets and Liabilities – included in SAI.

2. Exhibits

(a)(1)	Articles of Incorporation.(1)

(a)(2)	Articles of Amendment.(3)

(b)	By-Laws.(1)

(c)	Not applicable.

(d)(1)(a)	Form of Articles Supplementary creating Series TH28 Auction Market Preferred Shares.(4)

(d)(1)(b)	Form of Articles Supplementary creating Series M7, T7, W7, TH7, F7, W28A, W28B and W28C Taxable Auction Market Preferred Shares.(5)

(d)(2)	Specimen Certificate for Series TH28 Auction Market Preferred Shares.(4)

(e)	Form of Dividend Reinvestment Plan.(2)

(f)	Not applicable.

(g)	Form of Investment Management Agreement.(2)

(h)	Form of Purchase Agreement.(3)

(i)	Not applicable.

(j)	Form of Custodian Agreement.(2)

(k)(i)	Form of Transfer Agency, Registrar and Dividend Disbursing Agency Agreement.(2)

(k)(ii)	Form of Administration Agreement between the Fund and the Investment Manager.(2)

(k)(iii)	Form of Administration Agreement between the Fund and State Street Bank and Trust Company.(2)

(k)(iv)	Form of Auction Agency Agreement between the Fund and the Bank of New York.(6)

(k)(v)	Form of Broker-Dealer Agreement.(6)

(k)(vi)	Rule 12d1-4 Unit Investment Trust of Closed-End Funds Investment Agreement Between the Registrant and FT Series, Dated January 20, 2022.*

(k)(vii)	Rule 12d1-4 Unit Investment Trust of Closed-End Funds Investment Agreement Between the Registrant and First Trust CEF Income Opportunity ETF, Dated January 21, 2022.*

(l)(1)	Opinion and Consent of Simpson Thacher & Bartlett LLP.(4)

(l)(2)	Opinion and Consent of Simpson Thacher & Bartlett LLP.(3)

(l)(3)	Opinion and Consent of Simpson Thacher & Bartlett LLP.(3)

(l)(3)	Opinion and Consent of Simpson Thacher & Bartlett LLP.(5)

(l)(2)	Opinion and Consent of Venable LLP.(4)

(l)(2)	Opinion and Consent of Venable LLP.(5)

(m)	Not applicable.

(n)(1)	Consent of Independent Accountants(4)

(o)	Not applicable

(p)	Form of Purchase Agreement.(2)

(q)	Not applicable.

(r)(1)	Code of Ethics of the Fund. (3)

(r)(2)	Code of Ethics of Investment Manager.(3)

(s)	Powers of Attorney.(3)

(1)	Incorporated by reference to the Fund’s Registration Statement, filed on March 26, 2003.
(2)	Incorporated by reference to Amendment No. 1 to the Fund’s Registration Statement, (File Nos. 333-104047 and 811-21326) filed on May 5, 2003.
(3)	Incorporated by reference to Pre-Effective Amendment No. 3 to the Fund’s Registration Statement, (File Nos. 333-104047 and 811-21326) filed on June 20, 2003.
(4)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, (File Nos. 333-113018 and 811-21326) filed on October 6, 2004.
(5)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, (File Nos. 333-106347 and 811-21326) filed on August 12, 2003.
(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, (File Nos. 333-109861 and 811-21326) filed on December 3, 2003.

*	Filed herewith.

Item 26.	Marketing Arrangements

See the Form of Purchase Agreement, filed as Exhibit 2(h).

Item 27.	Other Expenses of Issuance and Distribution

[The following table sets forth the expenses to be incurred in connection with the offer described in this Registration Statement:

Costs of Printing and Engraving	$1,500
Legal Fees and Expenses	1,000

Total	$2,500

Item 28.	Persons Controlled by or under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of June 30, 2022, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial interest, par value $0.001 per share	41,292

Item 30.	Indemnification

It is the Registrant’s policy to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland as set forth in Article NINTH of Registrant’s Articles of Incorporation, and Article VIII of the Registrant’s By-Laws. The liability of the Registrant’s directors and officers is dealt with in Article NINTH of Registrant’s Articles of Incorporation. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment manager (the ‘Investment Manager’), for any loss suffered by the Registrant or its stockholders is set forth in Section 5 of the Investment Management Agreement.

The Registrant has agreed to indemnify the underwriters of the Registrant’s AMPS to the extent set forth in Exhibit 2(h).

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act of 1933 (other than for expenses incurred in a successful defense) is asserted against the Company by the directors or officers in connection with the shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 31.	Business and other Connections of Investment Adviser

This information, with respect to the Investment Manager, is set forth under the caption “Management of the Fund” in the Prospectus and in the Statement of Additional Information, constituting Parts A and B, respectively, of this Registration Statement.

The following is a list of the directors and officers of the Investment Manager. Unless otherwise indicated, none of the persons listed below has had other business connections of a substantial nature during the past two fiscal years other than as stated in the Prospectus forming Part A of this Registration Statement.

Name	Title	Other Business/Position Held/Dates
Joseph M. Harvey	Chief Executive Officer, President and Director	*
Adam M. Derechin	Executive Vice President and Chief Operating Officer	*
Matthew S. Stadler	Executive Vice President and Chief Financial Officer	*
Francis C. Poli	Executive Vice President, General Counsel and Secretary	*
Jon Cheigh	Executive Vice President and Chief Investment Officer	*
Robert Steers	Executive Chairman	*
Gerios Rovers	Executive Director	*
Alicia Dee	Executive Vice President and Chief Human Resources Officer	*
Douglas R. Bond	Executive Vice President	*
William F. Scapell	Executive Vice President	*
James Giallanza	Executive Vice President	*
Benjamin Morton	Executive Vice President	*
Matthew Pace	Executive Vice President	*
Daniel Charles	Executive Vice President	*
Daniel Longmuir	Executive Vice President	*
Greg Bottjer	Executive Vice President	*
James Corl	Executive Vice President	*
Christopher Parliman	Executive Vice President and Chief Operating Officer of Investments	*
Jeffrey Sharon	Executive Vice President	*
Jason Yablon	Executive Vice President	*
Paul Zettl	Executive Vice President	*
Brian Heller	Senior Vice President and Corporate Counsel	*
Elena Dulik	Senior Vice President and Chief Accounting Officer	*
William Alstrin	Senior Vice President	*
Christopher Barrett	Senior Vice President	*
Neil Bloom	Senior Vice President	*
Brandon Brown	Senior Vice President	*
Michelle Butler	Senior Vice President	*
Brian Carlisle	Senior Vice President	*
Wai Ming Chan	Senior Vice President	*

Vincent Childers	Senior Vice President	*
Kristen Choi	Senior Vice President	*
Colleen Cleary	Senior Vice President	*
Adam Collins	Senior Vice President	*
Emily Conte	Senior Vice President	*
David Conway	Senior Vice President	*
Brian Cordes	Senior Vice President	*
Anthony Corriggio	Senior Vice President	*
Gavin Daly	Senior Vice President	*
Edward Delk	Senior Vice President and Global Chief Compliance Officer	*
Dana A. DeVivo	Senior Vice President and Associate General Counsel	*
Jerry Dorost	Senior Vice President	*
Amy Duling	Senior Vice President	*
Austin Fagen	Senior Vice President	*
Dane Garrood	Senior Vice President	*
Leonard Geiger	Senior Vice President	*
Marcia Glass	Senior Vice President	*
Michael Graveline	Senior Vice President	*
Khushbu Gupta	Senior Vice President	*
Daniel Hafford	Senior Vice President	*
Marc Haynes	Senior Vice President	*
Daniel Hemberger	Senior Vice President	*
Andrew Humble	Senior Vice President	*
Khalid Husain	Senior Vice President	*
Melissa Iorio	Senior Vice President	*
Takeshi Itai	Senior Vice President	*
Yigal Jhirad	Senior Vice President	*
Jason Johnson	Senior Vice President	*
Matthew Karcic	Senior Vice President	*
Damon Karras	Senior Vice President	*
Louisa Kasper	Senior Vice President	*
Stephen Kenneally	Senior Vice President	*
Mathew Kirschner	Senior Vice President	*
Nicholas Koutsoftas	Senior Vice President	*
Albert Laskaj	Senior Vice President	*
Wai Lim Leung	Senior Vice President	*
Mary Liftin	Senior Vice President	*
Michael Loftus	Senior Vice President	*
Kevin Lotti	Senior Vice President	*
James McAdams	Senior Vice President and Controller	*
Brian Meta	Senior Vice President	*
Sharanya Mitchell	Senior Vice President	*

Stephen Murphy	Senior Vice President and Deputy Chief Compliance Officer	*
Mary Ruth Newman	Senior Vice President	*
Michael Nolan	Senior Vice President	*
Diana Noto	Senior Vice President	*
Pretash Nuculaj	Senior Vice President	*
Jeffrey Palma	Senior Vice President	*
Ronald Pucillo	Senior Vice President	*
Rogier Quirijns	Senior Vice President	*
Kevin Rochefort	Senior Vice President	*
Tyler Rosenlicht	Senior Vice President	*
Benjamin Ross	Senior Vice President	*
Christian Rusu	Senior Vice President	*
Evan Serton	Senior Vice President	*
Janine Seto-Moy	Senior Vice President	*
Alexander Shafran	Senior Vice President	*
James Shields	Senior Vice President	*
Rodirgo Soto	Senior Vice President	*
Kim Spellman	Senior Vice President	*
Hamid Tabib	Senior Vice President	*
Michael Hart	Senior Vice President	*
Ted Valenti	Senior Vice President	*
Pascal Van Garderen	Senior Vice President	*
Jason Vinikoor	Senior Vice President	*
Charles Wenzel	Senior Vice President	*
Michiru Wisely	Senior Vice President	*
Elaine Zaharis-Nikas	Senior Vice President	*
Christopher Balisky	Vice President	*
Jonathan Beshel	Vice President	*
Christopher Boland	Vice President	*
Ryan Bolton	Vice President	*
Jillian Boyer	Vice President	*
Jonathan Brailey	Vice President	*
Gabriel Buerkle	Vice President	*
Andrew Burd	Vice President	*
Peter Burnside	Vice President	*
Brian Casey	Vice President	*
Thomas Cassidy	Vice President	*
Keith Caswell	Vice President	*
William Cheng	Vice President	*
Catherine Cheng	Vice President	*

William Cheng	Vice President	*
Sean Cooney	Vice President	*
Alan Cooper	Vice President	*
Gregory Crawford	Vice President	*
Thuy Quynh Dang	Vice President	*
Matthew Darwin	Vice President	*
Christopher NeNunzio	Vice President	*
Yan Lin Ding	Vice President	*
Siyu Dong	Vice President	*
David Driscoll	Vice President	*
Jessen Fahey	Vice President	*
Mary Kathleen Flores	Vice President	*
William Formosa	Vice President	*
Steven Frank	Vice President	*
Celine Fung	Vice President	*
Kristin Garbarino	Vice President	*
Christopher Gasta	Vice President	*
John Geoghan	Vice President	*
Ryan Grealy	Vice President	*
Steven Grise	Vice President	*
Joseph Handelman	Vice President	*
Michael Hart	Vice President	*
Natalie Hedlund	Vice President	*
Elizabeth Deisler	Vice President	*
Christopher Jerejian	Vice President	*
Ryan Johann	Vice President	*
Robert Kastoff	Vice President	*
Colin Keane	Vice President	*
Charlotte Keenan	Vice President	*
Roberty Kennedy	Vice President	*
Michael King	Vice President	*
Stefanny Kisiel	Vice President	*
Harrison Klein	Vice President	*
Chi Yeung Ko	Vice President	*
Eric Kristenson	Vice President	*
Shirley Lam	Vice President	*
Kelly Lam	Vice President	*
Hin Fai Lam	Vice President	*
Alexander Laskey	Vice President	*
Celine Fung	Vice President	*
Alexander Laskey	Vice President	*

Joseph Lee	Vice President	*
Wincheng Lin	Vice President	*
Sean Magrath	Vice President	*
Kristine Manzi	Vice President	*
Matthew McAvoy	Vice President	*
Jamaal McDell	Vice President	*
Michael McGarry	Vice President	*
Raquel McLean	Vice President	*
Humberto Medina	Vice President	*
Ryan Medlock	Vice President	*
Bennett Meier	Vice President	*
Myra Mercado	Vice President	*
Michele Meyer	Vice President	*
Marcel Miu	Vice President	*
Taylor Mizzi	Vice President	*
Margaret Mo	Vice President	*
David Moonasar	Vice President	*
John Muth	Vice President	*
Christopher Nelson	Vice President	*
Natalie Okorie	Vice President	*
Alex Overby	Vice President	*
Saagar Parikh	Vice President	*
Jimmy Parsard	Vice President	*
Shruti Patel	Vice President	*
Christopher Pietretti	Vice President	*
Jeffrey Pike	Vice President	*
Damien Porras	Vice President	*
Anthony Puma	Vice President	*
Stephen Quan	Vice President	*
Allie Quine	Vice President	*
Brian Quinn	Vice President	*
Eldar Radovici	Vice President	*
Danielle Rizzaro	Vice President	*
Bobbi Lynn Roberts	Vice President	*
Boris Royzen	Vice President	*
Hideya Sakai	Vice President	*
Zarna Sanghvi	Vice President	*
Michael Schell	Vice President	*
Arun Sharma	Vice President	*
Joshua Silverman	Vice President	*
Dany Smith	Vice President	*

Kevin Sutccliffe	Vice President	*
Faezeh Taghvaee	Vice President	*
Lorraine Tutovic	Vice President	*
Daniel Tyshovnytsky	Vice President	*
Regina Vaitzman	Vice President	*
Jan Willem Van Kranenburg	Vice President	*
Brendan Walters	Vice President	*
Kryshna Wright	Vice President	*
Yue Zhang	Vice President	*
Jiyang Zhang	Vice President	*

Item 32.	Location of Accounts and Records

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained as follows: journals, ledgers, securities records and other original records will be maintained principally at the offices of the Registrant’s Sub-Administrator and Custodian, State Street Bank and Trust Company. All other records so required to be maintained will be maintained at the offices of Cohen & Steers Capital Management, Inc., 280 Park Avenue, New York, New York 10017.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

(1) Registrant undertakes to suspend the offering of shares until the prospectus is amended if, subsequent to the effective date of this Registration Statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the Registration Statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Registrant hereby undertakes that:

(a) for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance on Rule 430A and contained in the form of prospectus filed by Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first-class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 17th day of November, 2022.

COHEN & STEERS REIT AND PREFERRED AND INCOME FUND, INC.

By:	/s/ James Giallanza
James Giallanza
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

By: /S/ JAMES GIALLANZA	President and Chief Executive Officer (Principal Executive Officer)	November 17, 2022
(JAMES GIALLANZA)

By: /S/ ALBERT LASKAJ	Treasurer and Chief Financial Officer (Principal Financial Officer)	November 17, 2022
(ALBERT LASKAJ)

*	Chairman and Director	November 17, 2022
(JOSEPH M. HARVEY)

*	Director	November 17, 2022
(ADAM M. DERECHIN)

*	Director	November 17, 2022
(MICHAEL G. CLARK)

*	Director	November 17, 2022
(DEAN A. JUNKANS)

*	Director	November 17, 2022
(GEORGE GROSSMAN)

*	Director	November 17, 2022
(GERALD J. MAGINNIS)

*	Director	November 17, 2022
(JANE F. MAGPIONG)

*	Director	November 17, 2022
(DAPHNE L. RICHARDS)

*	Director	November 17, 2022
(RAMONA ROGERS-WINDSOR)

* By: /S/ DANA A. DEVIVO		November 17, 2022
Dana A. DeVivo ATTORNEY-IN-FACT

Index of Exhibits

(k)(vi)	Rule 12d1-4 Unit Investment Trust of Closed-End Funds Investment Agreement Between the Registrant and FT Series, Dated January 20, 2022.

(k)(vii)	Rule 12d1-4 Unit Investment Trust of Closed-End Funds Investment Agreement Between the Registrant and First Trust CEF Income Opportunity ETF, Dated January 21, 2022.